Exhibit 99.1

Student Transportation Obtains Final Order Approving Plan of Arrangement

Toronto, Ontario – April 25, 2018 – Student Transportation Inc. (TSX:STB)(NASDAQ:STB) (“STI” or the “Company”) is pleased to announce that it has obtained a final court order from the Ontario Superior Court of Justice approving its previously announced arrangement (the “Arrangement”) with Spinner Can Acquireco Inc. (the “Purchaser”), a company sponsored by Caisse de dépôt et placement du Québec and Ullico Inc.

The Arrangement is expected to close on or about Friday, April 27, 2018, subject to the satisfaction or waiver of all conditions to the Arrangement. Following completion of the Arrangement, STI will be de-listed from the TSX and the NASDAQ and applications will be made for STI to cease to be a reporting issuer in each of the provinces and territories of Canada. Pursuant to the terms of the Arrangement, each holder of common shares in the capital of the Company will receive US$7.50 in cash. Assuming the Arrangement closes on April 27, 2018, the holders of the Company’s:

•	6.25% Convertible Unsecured Subordinated Debentures due June 30, 2019 (the “Company 2013 Debentures”) will receive, for each C$1,000 principal amount of Company 2013 Debentures, US$909.8713 in cash; and

•	5.25% Convertible Unsecured Subordinated Debentures due September 30, 2021 (the “Company 2016 Debentures” and, together with the Company 2013 Debentures, the “Debentures”) will receive, for each C$1,000 principal amount of Company 2016 Debentures, US$996.6910 in cash, in each case, subject to the terms and conditions of the Arrangement.

To receive the consideration under the Arrangement, each registered STI shareholder and holder of Debentures must complete, sign, date and return the applicable letter of transmittal, which accompanied the Company’s management information circular dated March 21, 2018.

The consideration to be paid to STI shareholders and holders of Debentures under the Arrangement is denominated in U.S. dollars. However, registered STI shareholders and holders of Debentures may elect to receive the consideration in Canadian dollars in the applicable letter of transmittal. Non-registered STI shareholders or holders of Debentures must contact the intermediary in whose name their STI shares or Debentures, as applicable, are registered in order to make such an election on their behalf.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. is an industry leader in student transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

The information in this press release includes certain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the ability of the parties to satisfy the conditions to, and to complete, the Arrangement; the consideration to be received pursuant to the Arrangement; and the anticipated timing of the closing of the Arrangement.

Forward-looking statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, ongoing objectives, strategies and outlook for STI. Forward-looking statements may in some cases be identified by words such as “will,” “plans,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should” or the negative of these terms, or similar expressions. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

In respect of the forward-looking statements and information concerning the completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, STI and the Purchaser have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Arrangement; and other factors discussed under the heading “Risk Factors” in STI’s annual information form dated September 28, 2017 (available under STI’s SEDAR profile at www.sedar.com). The anticipated dates provided may change for a number of reasons, including the need for additional time to satisfy the conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include the failure of STI and the Purchaser to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all. Failure to so obtain such approval, or the failure of the parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all.

Company Contacts:

Doug Coupe

Director of Communications & Investor Relations

Student Transportation Inc.

dcoupe@ridesta.com

(843) 884-2720

Thomas Kominsky

Chief Growth Officer

Student Transportation, Inc.

tkominsky@ridesta.com

843-884-2720 x 242

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